UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 2, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the transcripts of the presentation of the Fourth Quarter 2021 Results of UBS Group AG and UBS AG and related Q&A session, which appear immediately following this page.

Fourth quarter 2021  results and strategic update

1 February 2022

Speeches by  Ralph Hamers, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  fourth quarter 2021 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Ralph Hamers

Slide 3 – Key messages

Hello and good morning everyone.  I’m pleased to be here today with you, and to give you an update on our strategy and our ambitions.

2021 was another very strong year for us -- and we’ll carry that momentum forward as we continue to focus on growth.

We’re expanding into new client segments to open new avenues of growth, with a much broader set of clients.  And we’ll continue to be vigilant when it comes to risk.  As we're intensifying our discipline as well.  Now, this will give us the financial capacity to invest strategically across our franchise, especially in technology.

As we write UBS’s next chapter, we’re aiming to create value, sustainable value, for our clients, for our shareholders, for our employees, and society at large.

Slide 4 – Our vision

Before we go into our plans, let me start with a recap of our purpose and our vision.

Slide 5 – Purpose slide

Last April, we presented our strategic framework by sharing our purpose and our strategy on a page.  And you can see it here on the screen now.  We're starting with them today as well because everything we do here is guided by one common purpose: Reimagining the power of investing.  Connecting people for a better world.

Slide 6 – Our global ecosystem delivers the power of investing to our clients

As you’ve just seen in the video, our vision is to convene THE global ecosystem for investing -- where thought leadership is impactful, and people and ideas are connected, and opportunities are brought to life.

And the UBS Ecosystem, depicted here on slide 6, is about connecting our clients with people and ideas. It's about helping them realize their goals.  It’s about delivering them to offer the best we have to offer. This can be from within our firm, but also from other contributors.

Now, we already are the orchestrator of this ecosystem and that leverages our scale, and leverages our relationships. And we do this by curating the offering on one side, and matching clients and contributors on the other side.  The value of our ecosystem increases with scale. That's what makes growth so important for our story and that is what makes it a key theme across all of our plans.

Slide 7 – Sustainability is core to our purpose and ecosystem

Now, let's start with sustainability, which is core to living our purpose.  And it's not a secret that sustainability has been part of our story, certainly for the last decades.  Last year we chose to focus our efforts on three defined areas to maximize our impact.  And these areas are: Planet, People and Partnerships.  We’re already making progress on all three.

Let’s first talk about planet here.  Last year, we made a commitment to achieve net-zero emissions across all of our operations by 2050.  That commitment includes scope 1, 2 and 3 emissions, and that’s underpinned by science-based targets and interim milestones.

We’ve made a pledge to lead by example, here.  And, when you look at our own footprint, it's clear that we’re building on a strong track record.  For example, last year, we reduced our scope 1 and 2 emissions by another 75%.  And we’ve also finalized our climate roadmap, and we’re putting it forward for an advisory shareholder vote at our AGM in April.

The next area here is people. In this space, we're helping clients maximize their impact through philanthropy.  We’re also engaging our employees, who are helping us to make a difference in our local communities, the communities where we are active as UBS.  And we’re also seeing tangible progress, if it is about diversity, equity, and inclusion targets that we've set for ourselves.  Today women make up 27% of our workforce at senior ranks and we aim to bring this up to 30% by 2025.

Now, the third area that you see here is partnerships.  And we have a long history of working with clients, with communities, with thought leaders, and standard setters to shape the industry’s direction when it comes to sustainable finance.  This goes all the way back to 1992, when we joined the UN Environmental Programme Finance Initiative.  And we’ve stayed at the forefront ever since.  And we recently became founding members of the Net-Zero Banking Alliance and Net-Zero Asset Managers’ Initiative as well.  Clearly, clients benefit from our expertise and our extensive sustainability offerings.  And that has led to sustainable investing being a major growth driver for us over the last few years already.

Slide 8 – Our progress

Throughout 2021, we’ve been implementing our strategy and building our global ecosystem.  So, let me take you through some of those highlights that we’ve seen in the last year.

Slide 9 – Our ecosystem grew to 4.6trn in invested assets

One slide 9, as you can see, clients continued to put their trust in us.  They turned to us for our content, for our advice, for our solutions.  And that resulted in over 150 billion dollars in long-term inflows during 2021.  107 billion of these were net new fee-generating assets in wealth management.  And during the year we also extended 28 billion of net new loans to wealth management and personal banking clients. And that helps them to finance their businesses and homes, and meet other liquidity needs they may have.  We’re now managing over four and a half trillion of dollars in assets on behalf of our clients.

Now on the right-hand side of the slide, you can see some of our fastest growing investment offerings over the last year have really, really performed very well.

Firstly, Private Markets.  That’s a big opportunity for our clients, and for us.  By the end of the year, our clients had 150 billion of drawn commitments invested in Private Markets.

Secondly, SMAs.  The continued growth we see here speaks to the demand for customization.  It shows what a seamless offering can do for our clients, but also to us.  Last year, our wealth management clients drove 27 billion of inflows into these strategies.

Third, sustainable investing.  Invested assets in sustainability-focus and impact strategies increased by 78% to 251 billion during 2021.

And lastly, assets in “UBS Manage”, as you can see here, they grew to 214 billion dollars.  They’re our flagship mandate solutions, which are linked to our CIO content.  My Way, as you can see here, our modular mandate interface, contributed to this growth as well.

Now, as you can see, we consistently invest and innovate in ways to anticipate both the needs of our clients but also to play the trends that we see in the industry.

Slide 10 – We supported our clients and drove positive operating leverage…

Now, in addition to investing and lending, transaction advice and execution are also key value drivers for our business.  On slide 10 you can actually see an overview of our performance right there.

We are increasingly delivery of our whole firm to our clients. And this has resulted in high levels of activity across all client segments in 2021.  The momentum across our businesses led to the highest revenues since 2006.  And at the same time, we’ve been exercising cost discipline and we will continue to do so.

And that combination resulted in another year of positive operating leverage – which excluding the provision of 740 million dollars we took for the French court case in the fourth quarter.

Slide 11 – …resulting in another year of strong performance

Turning to slide 11, you can see how our commercial momentum, and our financial performance and our operating leverage have translated into a very good picture here.

We had the highest profit in 15 years, whether before tax or after tax, and that resulted in a return on CET1 capital of 17.5%, and a 14% return on tangible equity.  And we maintained our cost-income ratio of just under 74%.

Now, to conclude, this is the second consecutive year in which we exceeded all of our targets.  With strong contributions from all businesses, all regions, and all divisions.

Slide 12 – Our future

So, you can see we are operating from a position of strength, here.  We have the momentum.  Now let's take a look at how we’re building all of on that, to write the next chapter for UBS.

Slide 13 – Our clients’ needs are at the center of our strategy…

Now, a strategy always starts with our clients.  On slide 13 you can see on how our client landscape is actually changing.  Regionally, most of the wealth will be created in the US and in Asia Pacific.  And most of the industry revenue growth is expected to come from affluent clients and entrepreneurs.  Also, a big trend, is that women are increasingly gathering wealth and they tend to be underserved in the industry.  And we see a shift in needs and priorities as wealth is passing down through the generations.  Now, in terms of products, we expect continued growth in alternatives and also ESG investments.

And you’ve heard me say this already: our clients’ expectations are changing, and we need to adapt.  In everything, convenience is king.  Personalization is expected.  And everything has to be aligned to personal values.  And at the same time, our clients want experiences that are seamless, and that are supported by technology.

And that’s why we are taking action.  We’re taking actions to deliver a more personalized, relevant, on-time and seamless experience for our clients.  So, this is where we’re steering the firm.  To be ready for these trends and to benefit from them.

Slide 14 – …so we are making our wealth coverage more needs-based, digital and effective

The first thing we’re doing is further evolving the way we serve and interact with our clients to help them meet their needs.  Our clients will choose how they prefer to interact with us.  They will choose.  And based on that, we will serve them through three different coverage models, and that’s what you see here, on slide 14.

On one side of the spectrum, we have an increasing number of clients who prefer to interact with us digitally.  And for them, we’re launching a digital offering in the US with the acquisition of Wealthfront that we just announced last week.  And we’re planning similar models in the rest of the world.

Now, the lower cost to service that this model brings will mean we can expand our client base to those clients who wish to invest smaller amounts.  But it will also help us to retain existing clients and serve them in a more cost-efficient way.

Now, the core of our franchise, however, is delivering personal advice and that we do through our advisors.  Here it will be critical for us to add more digital capabilities which will enable our advisors to be more productive and more efficient in how they serve our clients.

And on the other side of our coverage spectrum, we have our family offices and our institutional wealth clients.  Now these clients have sophisticated, institutional-like needs.  We serve them through a unified “One UBS” approach.  That will make it even easier for them to get access to relevant products, relevant services, all the expertise across all our businesses.  Now, lending is an important as part of that offering to our clients.  In our future model we’ll asses the profitability of our clients on a relationship level and not on a product level for this segment.  And this will make us more effective in offering unique lending solutions.  Now, the overarching objective of all of this is to provide our clients with more choice in how they want to interact with our us and benefit from our ecosystem and our capabilities. That’s what I’ve said before.  It’s very important that they choose how they interact with us, we should not force them one-way only. And that is a big change here.

Slide 15 – Americas – Capturing future growth through technology-enabled solutions

Now with that, I’ll now go through our growth plans by region.  Starting with the Americas, the largest wealth pool in the world.

So first, as you’ve seen, our momentum is really strong in our business.  And our scale, and our content and our solutions will really help us build on this momentum.  We’ll focus on delivering the whole of our ecosystem to our clients to deepen relationships and drive growth through.

Second, we aim to provide a more holistic banking services to more of our clients.  We’re widely valued for our investment capabilities, but we’re not often recognized for our lending and deposit taking abilities in the US.  And that is what we’re going to change.

And third, we’re rolling out a digital-led service offering to serve a much broader set of clients in the US.  And as I mentioned before, we’re excited to accelerate this journey by joining forces with Wealthfront.

Slide 16 – Leveraging digital to expand our reach in the US

On slide 16 you can see that Wealthfront is an industry-leading digital-only wealth management provider.  They serve 470 thousand clients and manage 27 billion in assets.  This acquisition will help us to significantly increase distribution, help us to improve our scale and our capabilities for our digitally customized coverage model.  It will give us a boost in the U.S.  And, through what we learn here, we’ll be able to advance our progress also in other regions.

In Wealthfront, we have found a partner that shares our vision, our values, our culture, and I’m truly looking forward to welcoming our new colleagues to the UBS family, here.  Their engineering culture will help us in how we deliver our services – both through Wealthfront’s current proposition, but also for new propositions to come.

Working together, we’ll have ample opportunity for long-term value creation.  And I’m also looking forward to what our ecosystem can add for Wealthfront’s clients.  For example, our remote advice or our products, just two examples of how we can enrich their clients with our experience and what we can bring to the table.

Now, in the near term already, Wealthfront’s clients will have access to our industry-leading investment insights and our research. And we’ll be able to offer our Workplace Wealth clients an attractive investment platform for their vested assets.

So, this transaction represents a great opportunity to deploy capital in a way that enhances our long-term ambitions. It will help us deliver a scalable, digital-led solution for affluent investors. And it will seamlessly complement our core Advisor-led businesses.

Slide 17 – APAC – Accelerating growth in key markets and segments

Turning to the other growth region, Asia Pacific.  I am now on slide 17.  We’ve been committed to the Asia Pacific region, and have had a strong presence there, for decades.  We are by far the largest wealth manager in Asia Pacific.  We are the #1 in equities, we are the largest asset manager for global clients investing in China, we have a truly unique franchise.

Now, for the coming years, we've defined 5 key priorities that will help us strengthen our position.

First, our onshore business in China.  Over the past years, we’ve built one of the most established platforms among foreign peers here.  We’re expanding our license portfolio now and establishing a presence across segments.  Our years of investment are bearing fruit already and our clients look to UBS as the “go-to” house for China.  And as the Chinese market continues to open-up, we’ll build on this strong foundation to accelerate our growth.  We’re moving towards a more integrated model, with a country-wide strategy and dedicated leadership here.  And at the same time, we’ll explore partnerships for access, for scale and for complementary capabilities that we need to be successful in that country.

Second, our second focus in Asia Pacific will be South East Asia.  Here, wealth is being created very fast.  And the region is attracting foreign investment as well.  Singapore’s status as a global finance hub is undisputed, with over 50% of wealth inflows now going into Singapore coming from outside South East Asia.  Our strategy here is to let our clients benefit from the intersection of our investment banking capabilities and our wealth management capabilities.  And we do that with a particular focus on technology firms, entrepreneurs and family offices.

And that’s also why our third priority is to expand our capabilities for these clients, especially the ones in the New Economy sectors.  Now Under that initiative, we’re building dedicated teams across banking and wealth management.  And we’re planning to work closely with venture capital companies in our ecosystem in order to identify the right opportunities for us.  We’re hiring experts already to fast-forward that initiative.

Now our fourth priority is sustainability in Asia Pacific.  We’ve seen interest in ESG increase dramatically in the region. And to remain leader in this area, we’ll invest in ESG research, investment and corporate advisory capabilities.

And lastly, we're building a new, integrated structured products platform, because our clients value advice and solutions.  This will give our clients and our advisors easier access and faster access as well, to opportunities that may be there.

So, as you can see, we’re expanding our footprint and we are building our capabilities across the whole Asia Pacific region here.

Slide 18 – EMEA – Improving profitability and driving focused growth

Now moving to our next region, EMEA.  I am taking you through slide 18 now.  Now, as you can see, EMEA continues to be a core region for us.  It’s important to our global footprint and it’s also home to a number of valuable franchises across private and institutional clients.  It’s also a diverse market and that requires a differentiated strategy.

Therefore, one of our priorities is to optimize our footprint.  And when we do this right, it will help us self-fund our growth initiatives and allow us for a much sharper focus here.  We’ve already exited domestic wealth management markets in Spain and Austria, and we’ll continue to review our footprint across Europe.  Just to make sure that we have the scale and that we play in the places where we can win.  On top of that we’re targeting other efficiency measures as well, and those are also part of our cost saves.

But there are also growth opportunities and as to growth, one of the biggest opportunities we see is offering the whole of UBS to mid-market corporates and their owners, and to growth entrepreneurs as well.  And to capture these opportunities, we’re setting up dedicated coverage teams for these sectors and hiring experienced bankers and advisors.  Very targeted.

Thirdly, we’ll invest, as I said, in other places where we can win, which is not necessarily Europe but also the EMEA perspective.

Slide 19 – Switzerland – Expanding our lead as the #1 universal bank

Talking about places where we have the scale to win, that brings us right to Switzerland. And Switzerland, I will cover briefly, you’ll see that on slide 19, and the reason I will cover it briefly is because we already shared our plans in October on this one, we already had some more time to discuss this with you.  But we are well on our way to deliver on the plan we discussed now.  Just as a reminder, we are targeting revenue growth in attractive areas such as mortgages, pension and retirement, sustainable financing, we are setting up a hybrid SME approach.  And all of that will build on our position as a digital leader in Switzerland already.  That will improve our customer experience which is really important to attract new customers and make sure that customers really stay with us.  It will also help us continue to grow and deliver all the efficiency gains that we need here.  Now, talking about efficiency, as a testament to this, last year our cost/income ratio already improved by 4 percentage points in this region, and that is when we exclude our provision for France.  Now lastly, in this region, we’re transforming our teams to become faster, more efficient and more relevant for our clients.

Now, I’ve covered the growth plans more from a regional perspective, but we can’t deliver any of these plans and we can’t build our ecosystem if we don’t also invest in our asset management and investment banking capabilities.  The success of these strategies really requires a further look at these capabilities. And I’ll cover these next.

Slide 20 – Asset Management is core to our investment engine

Starting with asset management capabilities on slide 20.  Having an in-house investment engine is a clear advantage for our ecosystem for investing.  So, it’s really no coincidence that the fastest-growing areas in wealth management are closely aligned to our flagship asset management capabilities.

First, custom portfolios like Separately Managed Accounts.  We’re a top 5 SMA provider in the US, we have proven capabilities in this business.

Second, alternatives.  Our real estate fund management capabilities are among the top 10 globally.  We have a broad multi-manager offering across public and private markets, and we have a stand-alone 11 billion hedge fund, UBS O’Connor. Now these make us one of world's largest alternatives managers.

Third, what we are really known for also is sustainability.  We are committed to helping our clients invest in line with their goals specifically in this area.  As of the end of 2021, sustainability-focus and impact invested assets reached 172 billion dollars, just from and asset management perspective and that was a 77 [edit: percent] increase versus last year.

Now, our fourth flagship asset management capability is investing in the Asia Pacific region, notably China.  We can provide our clients with compelling investment opportunities in this region.  Because we already have 25 years of experience investing in China across of the different asset classes. We also manage one of the largest China equities funds in the world.

Slide 21 – Our IB capabilities support our growth plans across the client franchise

Moving to Investment Banking capabilities, and I’m now on slide 21.  Across our regions, our investment banking capabilities are vital to how we deliver our whole firm to our clients.  For wealth management clients in particular, we want to provide more investment banking products and specific solutions there as well.  And we’ll provide these capabilities while remaining disciplined on capital.

When it comes to our markets activities, our ongoing investments in technology, data and analytics have truly created a competitive edge.  That contributed to actual market share gains in both cash equities and FX during 2021. We traded record daily volumes in cash equities, and we maintained our #2 ranking in foreign exchange.  So, in global markets, the clear priority will be to continue the pace of digital innovation.  We are good at it.

Second, in banking, we just had our best year on record.  And here, we’ll focus our coverage and deepen our capabilities across the growth segments, sectors and regions - more related to the story I was already telling in the regions, making them part of our strategic growth initiative there.

Third, our research and investment banking capabilities will be more closely aligned for the benefit of our clients.

And fourth: we’re targeting to offer more of our sophisticated banking services to our wealth management clients.  For example, our private markets ecosystem provides entrepreneurs and their companies access to capital.  But at the same time, specially that, generates differentiated investment opportunities for other clients. And that’s why it is such a beautiful ecosystem.

We’ll also continue to build our trading, financing and lending capabilities for Global Families and Institutional Wealth clients.

Now, across all of these priorities, we're adding capabilities to support our clients in order to continue to be successful.

Slide 22 – Accelerating strategic tech investments

An underlying imperative in all of our story is technology. And we’ve been talking technology in earlier quarters as well and we’ve taken up action to level up technology, and you can see some of the progress right here.  We are well underway with our plans to use technology to drive growth, a differentiated experience and efficiency.

Now as of last week, we managed 7 billion of invested assets in My Way, just an example.  We’re acquiring Wealthfront, also last week.  And we launched "UBS Circle One", and that’s an app that connects investors to ideas within a global, curated ecosystem.  So basically, UBS in the app, that’s what we are launching.  But also our AI, data and analytics centers, and that we have put together, and with that we bring together key scientists and experts from across the bank to help us create a more personalized and more relevant experience for our clients.

Now, we’re investing in these things – and more – by first, reprioritizing, so making sure that everything we do is really geared to our strategy by freeing up budget in our cost base, and making sure that from some areas where we save, we can actually invest in technology and we do it by delivering with better engineers.  Now, over the past years, we’ve maintained our technology spend at around 10% of revenues, as you can see.  Now that means that we’ve actually invested more as revenues grew.  But within that we’ve also increased our strategic tech spend.  And that will allow us to invest more in projects that have a direct impact on our clients and business.

Slide 23 – Maintaining our cost discipline to support our growth plans

Maybe also to give you an update on our cost plans.  So, let’s spend a few minutes on the broader cost picture here, and that’s shown on slide 23.  We’ve laid out our ambitious growth plans.  And we’ve also indicated that we think we can save 1 billion in gross costs by 2023.  So, basically, we are committed to self-funding all of these plans.

During 2021, we’ve already made progress on that.  For example, we closed 53 legal entities which is 14 percent of our total legal entities.  We reduced our corporate policies by 23%, just this year already.  We refocused our European footprint, as I discussed earlier.  That frees up a lot of money in order to invest.  But also, we’ve introduced our agile way of working where now 10,000 of our employees are already transitioning into.

Our actions in 2021 already resulted in 200 million in gross savings.  And we are on track to save one billion per year by 2023.  Now, with these saves, we can continue to invest in growth without meaningfully increasing our costs.

Slide 24 – Our ambition

So, how do our efforts to grow our ecosystem create value for our stakeholders? And that’s what I’ll talk about next.

Slide 25 – Creating sustainable value through the cycle

Slide 25 defines how we define success.

First, it’s about society, society at large: we’re committing to building a better world through our sustainability focus.  We're committing to Net-Zero emissions resulting from our own operations by across our business by 2025.  That’s scope 1 and scope 2.  As to scope three, we are also committing to aligning 235 billion of invested assets, as part of the Asset Manager [edit: Management], to Net-Zero by 2030.  Other commitments relate to helping our clients do good. For example, by raising 1 billion in philanthropy assets to reach 25 million beneficiaries. And we're also targeting 400 billion in sustainable investments by 2025.

Second, and for the benefit of all of our clients, we’ll assess how we’re doing through commercial aspirations.  Net new fee-generating assets averaged already 6% since we started recording the metric at the beginning of 2020.  And with our current offering and our strategic agenda, we’re optimistic that we can maintain growth rates of 5% and up going forward.  And as a result, we aspire to achieve 5, and then 6 trillion of invested assets.

And third, we are targeting a 15 to 18% return on CET1 capital.  And that’s significantly higher than our previous target, and reflects the progress that we have made in the last two years.  Now, in order to consistently achieve that target, we’ll have to operate at a lower cost to income ratio.  And that’s why we are moving our target range cost-to-income ratio to 70-73%.  And as to growth, we expect to be able to continue to grow profits in Global Wealth Management by 10 to 15% per annum, but through the cycle.

Slide 26 – Active capital management to enable growth and deliver attractive returns

Our plans foresee a more profitable UBS that delivers higher returns over the coming years.  So, then I should also give you a bit more background on our capital management – and you can see that on slide 26.

As you would expect, our first priority will always be to maintain a strong balance sheet.  We need a balance sheet for all seasons.

Our second priority is to continue to look for opportunities to invest, to grow.  And clearly, you know, our default is to grow organically but there may be inorganic opportunities as well. Either way, they will have to accelerate our strategy and help us grow.

The remainder will be returned to shareholders in the form of dividends or buybacks.  Now, reflecting the step-up in profitability for the financial year 2021, we’re proposing to increase our dividend to 50 cents per share to steadily progress thereafter.  Any additional excess capital will be used to buy back our own shares.  And we expect this to be up to 5 billion dollars this year.

Slide 27 – Key messages

Which brings me to the end of our strategic update.  To recap: UBS is in better shape than ever.  We have tremendous momentum with our clients, as you can also see with our Q4 results.  And that allows us to move forward with confidence, to act on the opportunities ahead of us.  We’re opening up new avenues for growth – with our existing clients, with new clients, and in new segments.  Our strategy will also depend on successfully deploying technology in a differentiated way.

And I’m truly excited about this opportunity that we have here at UBS, and I’m looking forward to giving you regular updates on our progress.

Slide 28 – Financial performance

Now with that, let me hand over to Kirt to cover our financial results.  Kirt, welcome

Kirt Gardner

Slide 29 – FY21 net profit USD 7.5bn; 17.5% RoCET1

Thank you, Ralph.  Good morning everyone.

For 2021, we delivered 7.5 billion net profit, as Ralph highlighted a little earlier, the highest since 2006, translating into a 17.5% return on CET1 capital and a 14.1% return on tangible equity.

Now, following the verdict by the French court of appeal in December, we increased our litigation provisions by 650 million euros to 1.1 billion euros in connection with this matter. The incremental provision translates to 741 million dollars [edit: 740], split between GWM and P&C.  Total litigation provisions for the quarter were 826 million dollars.  For Group, GWM, and P&C, I’ll talk about results both including and excluding the French provision, given the materiality.

Full-year 2021 PBT of 9.5 billion was up 16%.  Excluding the French provision, PBT would have been up 25%, driven by operating leverage of 3 percentage points, with all business divisions and regions contributing to underlying growth and delivering positive operating leverage.

During the year, we generated 7.7 billion in CET1 capital.

Slide 30 – Executing our cost strategy

Now, turning to expenses.  We maintained our expense discipline throughout the year, managing to keep our expenses – excluding variable and FA compensation, currency effects, restructuring and litigation – broadly stable.  And we did this while investing in the business, addressing regulatory requirements, absorbing inflation, and growing our operating income by 10%.  This helped us to deliver a cost-to-income ratio of just below 74%, or below 72% before the French provision.

Now, looking ahead, we’re on track to deliver the around 1 billion in gross in-year cost saves by 2023 that Ralph just reviewed.  For 2022, we currently expect our operating expenses – excluding variable and FA compensation, currency effects and litigation – to be up around 2% year-over-year, after absorbing increased investment spend, along with higher personnel costs related to increased competition and higher T&E as COVID restrictions ease.  Our restructuring costs should be around 200 million in 2022.

Also, we would expect Group Functions to post a quarterly loss of around 100 million on average per quarter in 2022, excluding accounting asymmetries and call-out items.

Slide 31 – 4Q21 net profit USD 1.3bn; 11.9% RoCET1

Now, turning to the quarter.  With 1.3 billion in net profit, we delivered 11.9% return on CET1 capital.

PBT was 1.7 billion, down 13%, or up 24% excluding the French provision.

Our 4Q results included net credit loss releases of 27 million.  Now, macro factors were not materially different in the third quarter, and we continued to apply a management overlay given ongoing macroeconomic uncertainty.  As of December, the total overlay was 224 million, a 5 million increase from 3Q.

Slide 32 – Interest rate sensitivity

Now, before we look at our business performance, I’d like to spend a minute on interest rate sensitivity.  We’ve done our analysis using mid-January forward rate curves and taking the balance sheet as of December 31st, which of course includes 2021 deposit and lending volume growth.  Based on that, we would expect to see increases in net interest income of around 700 million in GWM and around 50 million in P&C when compared with full-year 2021, with the majority occurring in the second half of the year.

Slide 33 – Global Wealth Management

Moving to our businesses.  GWM PBT was up 41% to 1.2 billion, excluding its share of the French provision of 657 million.  The Americas and APAC delivered record profits for both the fourth quarter and also the full year, with the Americas 2021 PBT above 2 billion for the first time.

Operating income increased 13% on good business momentum.

Recurring net fee income grew 17% on higher average fee-generating assets, which was driven by both market performance and over 100 billion of net new fee-generating asset inflows during the year.

Net interest income increased 10% year-on-year, with increases in volumes driving both loan and deposit NII higher.  Sequentially, NII was broadly flat, in line with our guidance last quarter.  Now, for the first quarter, we expect NII to increase slightly compared with the fourth quarter, despite the lower day count by two days.

Transaction-based income rose 4%, supported by higher client engagement in alternative investments and structured products, partly offset by clients being cautious on Chinese stocks following recent policy developments in China and the rapid spread of Omicron.  Now in January, we saw lower transactional activity levels compared with a very strong January 2021, particularly in APAC, where clients remained on the sidelines in response to challenging market conditions and geopolitical concerns.

Costs increased by 25%, mainly driven by the French provision.  Without that, costs would have been up 6%, with GWM delivering positive operating leverage of 7 percentage points and a cost-to-income ratio below 75%.

Net new fee-generating assets were 27 billion in the quarter, an annualized growth rate of 8%, helping bring the fee-generating asset balance to nearly 1.5 trillion as of year-end.  All regions were positive, with the highest net inflows coming from the Americas.

Net new lending in 4Q was 4 billion, mainly on continued strong momentum in the Americas.  APAC saw some more deleveraging, with our Asian clients being more cautious in the current uncertain environment as I just mentioned.  For the full year, GWM generated net new loans of 25 billion, or 12% growth, while remaining disciplined on risk.

Slide 34 – Personal & Corporate Banking (CHF)

We continued to see strong business momentum in P&C, driving PBT up by 5% to 335 million Swiss francs, despite including 76 million Swiss francs of the French provision.  Without this, PBT would have been up 29%.

Operating income increased 11%, with net interest, transaction, and recurring income all up year-on-year.  Credit loss releases in the quarter were 9 million.  The cost-to-income ratio in the quarter was 59% before the French provision.

Net interest income increased by 9% year-on-year mostly as a result of various deposit optimization measures, and further helped by 2.2 billion of net new loans in Personal Banking for the full year.

Transaction-based income increased 18% on higher revenues from credit card and foreign exchange transactions, reflecting an increase in travel and leisure spending by clients.

Recurring net fee income was up 16% to an all-time high, primarily on higher investment fund, custody and mandate fees.  Continued momentum in recurring fees was helped by 300 million of net new investment product flows, as we engaged with clients to provide alternatives to cash deposits.  For the full year, net new investment product flows were 2.7 billion, a growth rate of 14%.

Slide 35 – Asset Management

In Asset Management, PBT was down 17% from a particularly strong 4Q20.  Full-year PBT was 1 billion, up 12% excluding the gains from the sale of Fondcenter in 3Q20 and 2Q21.

Net management fees were up 21%, helped by over 100 million net-new run-rate fees over the past twelve months, and market performance.  Looking back over the last two years, we’ve added a quarter of a billion net-new run-rate fees, highlighting the strong volume and high quality of our net new money flows.  Performance fees were down as they returned to more normal levels from an exceptionally good 4Q20.

Investment [edit: Invested] assets rose to over 1.2 trillion for the first time.  Net new money was 15 billion for the quarter and 45 billion for the full year with positive flows across all regions.

Excluding the gains for the sale of Fondcenter, AM’s cost-to-income ratio was 61% for the full-year 2021, down 1.7 percentage points year-on-year, and down 11 percentage points from 2019.

Slide 36 – Investment Bank

Now, the IB delivered a 35% increase in PBT to 713 million on record 4Q income.  The return on attributed equity was 22% for the quarter and 20% for the full year.

Global Banking revenues were up 4% to 696 million in 4Q.  This was the sixth consecutive quarter above 650 million and the full year was above 3 billion for the first time, as Ralph highlighted.

Capital Markets revenues increased 5%, primarily reflecting the increase in Leveraged Capital Markets.  Advisory revenues rose 3% on higher M&A revenues.

Global Markets revenues increased 6%, primarily driven by higher revenues from foreign exchange, financing and equities products.

Operating expenses were up 3%, driven by higher litigation and technology expenses.  The cost-to-income ratio was 69%.

Slide 37 – Capital and leverage ratios

During the quarter, we generated 1.6 billion in CET1 capital, contributing to a CET1 capital ratio of 15% and a CET1 leverage ratio of 4.24%.

We’ve provided some guidance on our expected RWA trajectory in the appendix.  We expect to have more visibility on the timing and impact of Basel 3 implementation between the end of this year and early next year.

Slide 38 – Delivering attractive capital returns

As Ralph already said, we intend to propose a dividend of 50 US cents per share for 2021, representing a total accrual of 1.7 billion, and we completed 2.6 billion of buybacks.  This amounted to a total pay-out ratio of 58% in 2021.

Looking ahead, we’ll resume buybacks tomorrow, and expect to continue purchases throughout the remainder of the year.  This should allow us to buy back up to 5 billion dollars of shares this year.

With that, we can open-up for questions.

Analyst Q&A (CEO and CFO)

Sarah Mackey

Thank you, Kirt.  And of course, we're also joined on stage with Ralph again.  So, I'm opening up, and I think that we have our first caller, and this is Jeremy Sigee from Exane.  So, hopefully, Jeremy, good morning, we can see you.  Hopefully, you can hear us.

Jeremy Sigee, Exane

Perfect.

Sarah Mackey

And we can hear you, so please go ahead.

Jeremy Sigee, Exane

Yes.  Brilliant.  Thank you.  And thanks for all the details and much appreciated.  Two questions, really. Firstly, on the digital wealth management project that you've talked about on slide 16, could you talk a bit more about the expected timing of that project?  I think you said you've got the Wealthfront acquisition closing in the second half of this year.  How much time do you think you need for integration work before or after that, or for developing a new combined offering, if that's the plan?  So, basically, what will be live, when? If you could just talk through the timeline?

And then, my second question, on a different topic, is about the share buybacks.  I'm just trying to get a sense of how likely you are to do the full 5 billion in 2022?  So, could you talk a bit about how you will calibrate the pace of buybacks in each period, through the year?  What metrics it will be based on?  Will you have blackout periods, like last year?  Will you have big variations between quarters, like last year?  That will be great.  Thank you.

Ralph Hamers

Okay.  Thanks, Jeremy.  I'll take the first question and Kirt will take the second one.  So, Wealthfront clearly, for us we need to get the, you know, all the different approvals that one needs, working with the teams, making sure it's a smooth transition to actually close the transaction.  So that stage number one.  And as said, you know, we expect this to more – or to happen more towards the – well, in the second half of this year.

Now, from thereon, there's a couple of things we will do.  So, we will – it will work as a stand-alone operation for a long time because they are successful.  They are growing fast.  They have a unique proposition.  And you don't want to interfere too much.  On the contrary, you have to look at, okay, what are some of the kind of the easy wins here?  So, for example, the easy win is that they have – they're not only a wealth manager, they also provide banking services.  They have a cash sweep arrangement.  We can look at the cash sweep arrangement for our own business.  So that would be an opportunity right there.

We have 2 million of Workplace Wealth clients, 1.5 million in retirements services and 0.5 million in equity plans.  And introducing a digital wealth offering to them after their shares are vested and they are sold their shares, for example, will actually keep the money in-house, right?  For that, we don't really have to do a full integration.  We just have to make sure that there is a good connection between our Workplace Wealth services to – and then for Wealthfront to be introduced. So those are kind of the ones that you can do easily for which you don't even need integration.

Now the second opportunity then, is the one for these engineers who are very good engineers and they really wanted to join UBS because we are a wealth manager.  That's what they were looking for, because they believe in wealth management, to see whether they can actually help UBS also developing further propositions.  And as you may remember, when we discussed about the digital opportunity in the US, we actually felt that there was an opportunity there for a digital player with remote advice.

Now clearly, that will be the next proposition for them to develop.  Where basically their unique proposition, the way they go about their user experience, we can then combine with our wealth advice centers and then look beyond the current segments that they're focusing on. They're currently focusing on different segments from the “reactives” that we can actually also tap on when we have remote advice. So, it will be in stages.

Now clearly from the beginning, we will ensure that, you know, there is compliance with whatever regulation there is, etc., etc., etc.  So, it will not be an integration, but it will at least be – we have to make sure that they conform to some of our standards there if it comes to that.

But we want to manage them as much as possible as a separate unit and develop that digital proposition and beyond.  So that's a little bit where I see it.

Kirt Gardner

Yes, Jeremy, in terms of your second question, I think firstly and very importantly, we actually don't intend to have any pauses for the remainder of the year.  So, unlike last quarters, when we advise on a quarter-by-quarter basis, in this case, we're actually giving you advice on what we intend to do for the remainder of the year without pause.

Now, obviously still, the overall volume we can repurchase will depend on the actual volume of shares traded in the liquidity on SIX and our calculation of up to 5 billion, this is based on what we've seen in terms of volumes in the past.  And so, we think that that's within reach, but clearly, it's going to be dependent on how much liquidity and how much volume is actually traded in our shares on SIX.

Jeremy Sigee, Exane

Great, Thank you.

Sarah Mackey

Great.  Thanks.  Thanks, Jeremy.  So, I think then we can move on to our next caller, who I think is Flora Bocahut from Jefferies.  Good morning, Flora.

Flora Bocahut, Jefferies

Good morning.  Thank you for taking my questions.  The first question I wanted ask is regarding the use of excess capital.  You know, here on the buyback targets, so this of course a bit a question that Jeremy just asked, but to give us basically an upper limit, you know, up to 5 billion of buybacks for 2022.  There isn't a lower limit. Should I understand, you know, that this be dependent on your M&A plans, meaning provided you do not do additional acquisitions this year, then, you would intend to distribute as much as 5 billion via buybacks.  And therefore, maybe can you tell us more regarding your M&A plans and how you are planning to make the decision between M&A or buybacks.

And then the second question is also regarding Wealthfront.  You gave us the strategic rationale make sense.  You mentioned this is expected to be marginally EPS accretive.  Can you tell us maybe a bit more regarding the financials, the earnings potential you expect from that deal, the return on investment, the synergy potential you see from that?  And maybe just also in Wealthfront, if I may: obviously, you plan to target a client reach that is a bit below your usual target client base in terms of wealth.  But if I understand correctly, this is expected to be done via the Weathfront brand and not the UBS brand?  Thank you.

Ralph Hamers

Okay.  Thank you.  So, the way I think about M&A, so if it comes to the capital generation that we have every year, right, so we have a business that generates a lot of capital, but in the organic growth doesn't use a lot of capital.  Clearly, we are – we do lending, we have investment banking activities. They all use capital. But the growth of the use of capital is not foreseen to needing all of the capital that we generate; on the contrary.  So, there will always be quite a lot of capital left over to support first growth as a – or first is make sure we have a good balance sheet; second, support the growth; and in the growth then, the opportunity for M&A.

The default, I just want to make sure, the default is truly an organic growth because we think we have all the engines in place generally to do organic growth.  Now, if it comes to inorganic growth, I'm not going to kind of manage timing here if the opportunity is there, just like Wealthfront, we're going to have to work on that opportunity.  I can't just say, well, why don't you wait for next year because we have – it may destroy our capital return plan.  That's not what we do.  But we have ample capital to return, so it will not impact necessary quickly the share buyback programs per se.  Kirt can elaborate on that.

But if it comes to M&A, just to give you a couple of ideas here, so it will be about bolt-on.  It would be then done on capabilities, on scale, on reaching a segment that our business model that we don't – that we want to develop organically but we can accelerate through the acquisition.  That's a little bit the type of bolt-on.  We're not necessarily looking.  If it comes, it comes.  We are focused on organic growth, are focused on making wealth fund a success, and are focused on making sure that we perform on the share buyback.  So, maybe on that one.

Kirt Gardner

Yeah.  Maybe just add a couple of points to amplify what Ralph highlighted.  And as Ralph mentioned, we're very capital generative and you saw in 2021 we actually generated 7.7 billion of capital.  And so, as we look at this year, and also, we've included in slide 53 the RWA trajectory, we feel we have ample capital to be able to invest, firstly, our first priority, of course, is business growth, achieving any regulatory requirements, and then to accrue our cash dividend, we indicated will be progressive in our cash dividend. Our cash dividend accrual was 1.7 billion for the 50 cents in 2021. But it does give us good confidence and comfort that we can actually repurchase the up to 5 billion and still have ample flexibility to address other priorities as and when they come up.

Ralph Hamers

Good.  Then your questions on wealth front, that was kind of a – there were many questions in one question.  I'm not going to kind of monopolize and also this answer to answer every little bit that was in that question but – so in channel, Wealthfront is a fast-growing scale-up.  Let me put it that way.  It's a scale-up.  It has 470,000 clients.  It's got 27 billion of assets under management.

It is a segment that you refer to as one that is lower than our normal Wealth segment that we cover.  That is true and it's not true.  It is certainly true if it comes to the segment that we cover through personalized advice, with advisors.  But as I was referring to the fact that we also had 2 million of customers in the US alone in Workplace Wealth, and they are actually within that bandwidth.  They are kind of the upper affluent wealth clients that we need to have a more digital offering for, and that's why Wealthfront is an attractive proposition for them and therefore with us as well, in order to ensure that we keep them as clients going forward.

The way we develop Wealthfront, please just look at this as a growth engine for the moment.  It's a scale-up, so we're not going to run it for P&L.  We're not – we're going to run it for growth, number of clients, assets under management and using that technology.  Later on, we'll start managing it for P&L.  But for the moment, it needs to continue to grow, create value, and deliver that value to us as well.

And then on the brands, honestly, we're not there yet.  We are at the same time working on how we want to kind of develop the UBS brand from here and see how some of these initiatives that may not be straight up our alley, our, you know, normal alley, let me put it that way, whether we should cover them under a separate brand or in our UBS brand or a linked UBS brand.  So, we're not there yet.

Sarah Mackey

Okay. Thank you. Thank you, Flora.  So, I think we're going to move on now to our next caller.  I think it's Stefan Stalmann from Autonomous.  Hi, Stefan.  You're on the line.

Stefan Stalmann, Autonomous

Yes.  So, good morning, everyone.  Thank you very much for the presentations.  I wanted to follow up first on the return on CET1 target, please.  So, I think if we take out the French provisions, you have generated about 19% return in 2021 and now targeting 15% to 18%.  The denominator will probably not grow a lot.  So, it seems that you're implying with these targets declining profits.  And I was wondering what conceptually would cause profits to decline and also how this jives with the explicit target of 10% to 15% profit growth in wealth management, your biggest business?

And a second aspect of the financial targets.  In the past, you have explicitly limited the capital consumption of the investment bank to up to a third of the group and I think that that target is gone.  Is there anything that we should read into that or is it just kind of a cleanup effort of a target that was not really needed anymore?

Ralph Hamers

Stefan...

Stefan Stalmann, Autonomous

Thank you very much.

Ralph Hamers

Okay.  Stefan, I'll take the second one and Kirt takes the first one.  So, it's exactly what you say.  So, we're very disciplined and managed our own capital within the investment bank.

And it has been really useful for us to really have that target out there as well.  But we managed it in a very disciplined way.  And we will continue to manage that in a disciplined way.  So, nothing has changed there.  It's just that we don't kind of repeat it as a target per se.  But nothing has changed to the way we deal with the capital allocation to the investment bank.  So, it's kind of a target that was always there that we always kind of made and, therefore, it doesn't serve a purpose anymore.  But be assured, we will continue with the same discipline there.

With that, Kirt, on return on CET1.

Kirt Gardner

Yeah.  Just to comment on return on CET1, firstly, indeed, we do need to accommodate the increase in RWA.  I think, again, if you – if I just reference on slide 53, you can see there's 40 billion of additional RWA just in order to invest in the business and to achieve our organic aspirations.  In addition to that, we've got another 11 billion related to regulatory requirements.  And right now, we're anticipating around 20 billion in order to address Basel 3 finalization subject to FINMA and some final decisions.

I think the other factor, if you look at our performance in 2021, of course, we actually had a net provision release.  And when we model and we look at our provisioning going forward, I mean, I would say we model that conservatively. But that overall target does contemplate some level of overall CET1 build that you would expect.

And of course, we are leaving some flexibility just to make sure that we can deliver against our targets in all kinds of different market environments.

Stefan Stalmann, Autonomous

Great.  Thank you very much for that.

Sarah Mackey

Great.  Thank you, Stefan.  And so, with that, we'll move on to our fourth caller, who I believe is Alastair Ryan from Bank of America.

Good morning, Alastair.

Alastair Ryan, Bank of America

Thank you, Sarah, good morning.  My first question then, just to be clear on Wealthfront.  Is that what you need to achieve your stated strategy goals in the US as it stands today, or are we sort of long of further deals to get you there?

Second, I think I understand Stefan's question actually.  You do say you're sticking with a third of the group in the investment bank.  I just want to reconfirm that's absolutely still the case.  And then, how am I going to manage on the investment bank as well, how am I going to track the increased alignment between the IB and GWM?  You know, I've had issues with that in the past and would still do because you don't provide the numbers.  How am I going to track that, please?  Thank you.

Ralph Hamers

Yeah.  So, Alastair, at the moment, you may have to trust us.  Rather than to be able to track us.  So, I go with the last question first.  Yeah. I mean, you should basically start seeing that in basically what we did already this year, where if it comes to the banking activities and the sectors that we cover and the way we collaborate with the wealth business, you can see it in some of the deals coming through. We can see it in some of the wealth that is created by some of the deals also coming through in the wealth business.  But in order to be more successful in that one and I think that's an even more important move there is the focus on what we call the Global Family and Institutional Wealth segment.  That's truly where the strengths of the investment bank and the wealth management activities come together. That's what we truly want to manage as one, under one leadership, with one risk management area to focus on it, with allocated resources to it, in order to make sure that we have a very smooth and supportive offering for our clients there.   So that's where you will see, that's where you will see it coming together and that is a pretty important part of our growth plans in terms of income in that segment.  So that's one.

Then on the capital discipline for the investment bank, you know, I can reiterate, I just did it that, you know, nothing has changed there; and then back to Wealthfront, you know, will we need more acquisitions to make the US work, yes or no, in order to continue to make it more efficient and to create more scale?  It is clear that in the US, we have a – and I discussed that two quarters ago, we have planned beyond the digital focused part of the plan. The first part of our plan is to make sure that the current personally advised proposition that we get even more efficiency there.

So, this has to do with our plan, a platform that we're developing called Wealth Management Americas Platform, WMAP – that should serve our financial advisors better and better.  We're investing in what we call ADA, so analytics data and artificial intelligence in order to ensure that our financial advisors get more productive, they come with the right opportunities to our clients. So, all of these initiatives should help to scale. And then on top of that, as just to remind you all of the more broad attention that we gave to the US in the past, is that we're developing our attention that we gave to the US in the past, is that where we're developing our banking services to our wealth clients as well as mid-companies services, so companies that are close to being sold, close to being merged, where there is going to be some wealth creation for the owner because that's what we do it for.

And the banking services we are working on developing here our lending services.  So, we have seen quite some pick up on mortgages on the wealth space there.  Cash management services, as well as deposit taking services, we are developing.  And – so the banking service is also a very important element in order to support our financial advisors to build an even more holistic relationship with our clients there, to strengthen that relationship, and make sure that we basically get more of their business as well.

So, there is more to do in the US in just buying Wealthfront.  Now, if again, if a bolt-on in one of these areas could accelerate this plan, this plan not a different plan, but this plan, we could look at it, but for the moment is organic growth, is developing our own bank there. It is developing our wealth management platform and it is a digital-led offering through the acquisition of Wealthfront. That's what we do.

Alastair Ryan, Bank of America

Thank you.

Sarah Mackey

Great. Thank you, Alastair. So, I think we are then going to move on, and I think our next caller is Magdalena Stoklosa. Good morning, Magdalena. You have the floor.

Magdalena Stoklosa, Morgan Stanley

Good morning, Sarah. Thanks. Thanks very much. Good morning, Ralph. Good morning, Kirt.

Really two quick questions from me.  Of course, still on strategy, one on investments and one of your kind of commercial aspirations.  So, the first one, you're self-financing your investments in the medium term, and that's quite impressive.  And you've shown us on the slide 23 where your savings are coming from.  But could you tell us kind of from here on the kind of marginal dollar level where are your kind of strategic investments likely to be?  So, that's question number one.

And question number two, really, on the commercial kind of aspirations, could you help us actually attribute that above 5% netting your kind of fee-generating assets growth from a perspective of a region, maybe also product, maybe any other initiatives that you think we should be aware of on that kind of medium term in terms of growth there?  Thank you very much.

Ralph Hamers

Sure.  I'll take the first question and let Kirt take the second question.  So, if you look at where we generate the savings, it's literally we will generate savings across the whole firm first, right?  So, there are dedicated areas like the footprint optimization, the – some other activities that we may look at downscaling.  But, in general, we're also looking at efficiency measures across the whole company, and that is driven by the efficiency that digital can bring.  It is driven by the decreased layers of reporting that, the Agile way working brings, and it is delivered by the efficiency that the Agile – our productivity, if you may, that the actual way of working will bring as well.

So, that is basically a saving across the firm wherever we introduce Agile, you can expect saving to come out, but we'll reinvest, often reinvest in the business itself as well, or reinvest somewhere else.  So, you may not see it in the P&L, but I'm just trying to describe – I'm just trying to describe to you where the pockets of savings are coming from.  Now, there's another big saving that we are anticipating or at least a big way to increase productivity, which is on the technology front.  That's on how we run technology, how we prioritize technology, but also on further leveling up, as what we call, the quality of our engineers. So, that's also where quite some budget is freed up to invest.

Now, the areas of investment are in technology itself. But from a regional perspective, you can expect us to invest over the next couple of years some 200 million to 250 million, for example, in the US, right?  So, the US, as you – and you can expect that the investments go where we have said the growth will be.  So, the US, we will invest.  Asia-Pacific, we will grow as well.  We'll invest in just growing the teams, aligning banking with the wealth management proposition, getting the right specialists in in order to reap the benefits for the new economy opportunity that we see there.  Invest in China in order to develop the more broad and – basically across the “One UBS” activities in China.  So, that's – so you can expect from a regional perspective to go through the Americas and Asia Pacific.

Clearly, we're investing in Switzerland as well, because next to the fact that we will be more efficient here and we will keep costs flattish over the next couple of years, we do see areas for growth where we invest. And the same goes for EMEA. We do see opportunities to decrease costs. But part of the savings that we make there, we also invest in growing areas in – on the wealth side. More coverage in order to reap the opportunity to deal with the mid-corporate opportunity and their owners in some of the geographies that we feel are strategic as part of EMEA. So, that's a little bit kind of the picture as to where the money will be going.  Kirt you can add to that as well.

Kirt Gardner

No.  I think that you've covered it all very well.  Just to address the question on that net new fee-generating assets, I mean, overall, I think firstly and importantly, one of the reasons we came back with this is a target versus net new money is because, of course, feed-generating assets is far more strategic and it's higher quality and it's where we really drive the recurring revenue momentum. Also, very importantly, it's what the business is focused on. So, we have more confidence because the business is very, very much addressing this from how we look at product development, leveraging our CIO insight, how we connect that to our clients and our product development.

Now, in terms of products overall, of course, within fee- generating assets, the main focus is around mandates in our advisory products. And you saw that on slide 9, our managed solutions, which are our mandates and are most closely linked to our CIO overall content. In addition, from the professional client side, there's the professional market access product which has been one where we've seen a lot of inflows and that's more for the Global Family and Institutional clients that are trying to get direct access to our trading. And then obviously, Private Markets and Alternatives is a key focus for us. And I would say overall you'll see higher growth and sustainability than non-sustainability.

Now, from a regional perspective, I wouldn't emphasize one region over the other and I mean, really, that's the advantage of diversification. We might see one quarter where APAC is down, but the Americas is up. And so, therefore, we would expect to benefit from that diversification. But just to give you the inside into what happened with 107 billion of net new fee-generating assets in 2021, Americas 64 billion, 8% growth; EMEA 19 billion, 6% growth; APAC 14 billion, 13% growth starting from a smaller base, in Switzerland, 11 billion with 10% growth.

Magdalena Stoklosa, Morgan Stanley

Thank you.

Sarah Mackey

Great. Thanks, Magdalena. And so, with that, I think we now move to our next caller who is, Adam Terelak from Mediobanca. You have the floor.

Adam Terelak, Mediobanca

Morning.

Sarah Mackey

Morning.

Adam Terelak, Mediobanca

Morning. Thank you for the questions. I had one on the cost/ income target and another on capital return. Mid-term, if I look at your kind of RWA guidance, the 370 billion, it looks like you don't need to retain much capital at all through 2025. You've obviously got US DTA benefits that kind of grosses up that your capital generation. So, could theoretically payout ratios be pretty high going forward and how should we think about that in terms of buybacks beyond 2022, given you kind of mentioned some limitations on ADV on the SIX and whether you'd need to kind of further up the dividends to manage that capital and excess capital going forward?

And then, secondly, on cost/income, the targets just look very conservative to me. If you just adjust for the litigation, NII upside, which should drop straight to the bottom line, I'm getting to kind of low-70s already. You've got 1 billion of cost savings, which you're reinvesting in growth. Marginal cost of growth should be low. I mean, why 70 to 73? Why can't we get lower than that? Thank you.

Kirt Gardner

So, to start with your buyback question overall, Adam, your statement was absolutely correct. I think if you look at what we indicated this year, 5 billion and then you take the 1.7 billion progressively on cash dividend, that gets you to around 7 billion. On top of that, of course, we'll deploy 1.4 billion in the acquisition that we're making, the Wealthfront acquisition in the second half of the year. You just compare that to our net profit in 2021 and you can easily get to a payout ratio that's greater than 100%, which is logical because we're starting at 15% overall CET1 ratio.

And then, I think also, as you do the math, you think about the 7.7 billion, again, of capital generation and you start to look at what that could mean for 2023 and 2024, while we haven't specifically guided, I think the math is pretty straightforward. It shows that, indeed, we can continue to generate substantial capital and also have very, very high payout ratios and still manage to our overall capital ratio while addressing Basel III and the capital that's required to grow the business.

Now, turning to your cost-to-income question, you know, again, I'll provide really a similar answer to the one I provided before. It's just as we look at the business, as we think about the investments that we're looking to make, while we intend to continue to be – have positive operating leverage overall as we go through the next couple of years, still, when we look at what that means in terms of what we're going to deliver, how that aligns to our return target, the 70%, the 30% [edit: 70% to 73%] actually aligns quite well to the 15% to 18%.

And naturally, we're leaving ourselves some degree of buffer just so we can manage with any kind of volatility that that might come. I mean I would also then maybe that might come, I mean, I would also then maybe just close my comments on that point is last year, the results that we generated were when we probably saw the best primary banking market that we've ever seen and also capital markets environment that was very, very constructive and I don't think any of us believe that we're going to see that repeat itself in 2020, and so we have to accommodate that fact that we're going to see different, a different market environment.

Ralph Hamers

Exactly.

Sarah Mackey

Great. Thank you. Thanks, Adam. And so, we're now going to move on to our next caller and I think it's Kian Abouhossein from JPMorgan.

Kian Abouhossein, JPMorgan

Yes, thanks for taking my questions. First question is regarding Ralph coming back to your comments on cost, you mentioned potentially flat costs and I just wanted to clarify, I think you mentioned that because I don't know what context it was exactly. But if I look at your cost guidance right now, plus 2, plus minus variable expenses, can we assume that's a good guide for the next few years considering you still have 400 million of savings to come in 2023? And as a result, is that an indication of what we can use that going forward in your plan based on what you know today? That's the first question.

And the second question comes to Wealthfront. You used to have this thing called SmartWealth and you closed that down quietly. And I just wanted to see what is the difference between Wealthfront and Smartfront – SmartWealth, sorry, looks very similar to me to what you just acquired. And in that context, can you talk a little bit what are your long-term ambition on this business that you just acquired? I mean, is it US? is it global? And what does that mean for, for the future? How should we think about your digital robo-investing in the affluent sector five years from now or six or seven?

Ralph Hamers

Yeah. I'll start with the second question. I will lead into the first question and then Kirt takes over in the first question as well. Now, you mentioned Smart Wealth, right? So, Smart Wealth for the ones who don't know it was a wealth management proposition, digital wealth management proposition that we once had. We closed it down, and there were a couple of learnings from that one. And those are the learnings that we took to heart when considering to go with digital approaches in wealth management again with digital only ones.

And if you look at the learnings that we saw in Smart Wealth, there are really around the fact that they – it was not a separate unit. It was not a protected budget that was allocated. It didn't really have a marketing angle to it. It was not focused on user experience. And it was – and we focused too much on P&L from the beginning.

And honestly, if you want to build a business, you have to separate it. You have to protect it for a while. You have to have it grow. And if you expect P&L to come from a business like that in the first five years, basically, you're setting it up for failure because it's not going to – it's not going to happen because even if it is digital, you need scale and scale you can only have with clients and clients only come if you do marketing and you have a cost of acquisition. Now, if you start cutting back on costs of acquisitions, the clients don't come. If the clients don't come, the money doesn't come. If the money doesn't come, you will not create the scale that you need.

So, that's – those are kind of the high-level learnings that we have for SmartWealth. And that's why my answer on Wealthfront was also that it's a separate unit and we want to maintain it as a separate unit. But then, it is like a grown up and is a scale-up and the scale-up needs to be protected as well. And so, that's an important one.

Now how do we think about developing similar models across the globe? It is not a global approach. Let me put that one and make it very clear because even in a digital world, you need to make sure that you can create the scale. And in banking, whether we like it or not, there's a couple of things that will always determine scale from a more domestic perspective. So, if you go into a market, you will have local regulations, local tax laws that you abide by, investment products are geared towards that as well.

And so, there's a quite a large component of your offering that are always dependent on local scale, and therefore, you can also on digital – on the digital front. If you look at the core engine, I'm not looking at the back end or the front end, which is the user experience. You can replicate that as much as you want, but the core, the products, the delivery of the value is generally more locally driven, and therefore, you need local scale.

So also, digital offerings need local scale and therefore need to be in large economies, large wealth pools. And therefore, if you would – if you can expect this to move in other countries with a model like this, it will be in large wealth countries. That's that.

Back to your cost question. I was talking about where do we see costs and where do we see reinvestment in my answer. And then I mentioned that that specifically in Switzerland, the plan is to manage that at a flattish cost line, because whatever we generate in efficiencies, we reinvest in the digital proposition, and we reinvest in growth. But it will be over time more or less a flat cost line in Switzerland.

Now, the 2% is for UBS as a whole. And that is what we're guiding for 2022 as we speak. And you can maybe give a peek into the years thereafter.

Kirt Gardner

Yeah. So, firstly, to clarify when I reference the fact that we were down slightly year-on-year in 2021, it referred to TDCs excluding FX, excluding litigation, excluding restructuring, and we were down around 20 basis points. Now, that was versus a guidance of being up a couple hundred million. So, we actually outperformed our guidance.

And as we look at 2022 again, we're guiding on that same TDC. However, we're excluding restructuring because we're acknowledging – listen, we're going to have restructuring each year. So, we're not going to look at that as part of what we want to exclude when we think about our cost base because that no longer for us makes any sense. And as we mentioned, we expect about 200 million of restructuring next year. We saw 168 [edit: 216]  million this year, so we'll be slightly up in restructuring, but that's included in that 2% up.

Now, as we look at 2023, clearly, the fact that we're generating additional, in fact, the highest level of actual in-year cost save, the additional 600 million will occur in 2023. Now, we'll also use that to time and pace our investments. But you can expect us to, in a similar way, to have a rather flattish overall TDC trajectory on that definition.

Kian Abouhossein, JPMorgan

Very helpful. Thank you.

Sarah Mackey

Great. Thank you. Thanks, Kian. And so, now, we're going to move to our next caller who is Andrew Lim from SocGén. We can see you, Andrew. Please go ahead.

Andrew Lim, Société Générale

Great. Thank you. Thanks for taking my questions. So, just a bit more on Wealthfront and moving on from Kian's question. I guess the Wealthfront acquisition in itself looks quite expensive at 5%, or more, of AUM. So, I know you said you were going to leave Wealthfront alone, but does it work the other way in the sense that you were able to use its technology and try to push that out to Wealth Management Americas sooner rather than later? And what is it specifically about that technology that Wealthfront has that makes it so attractive to pay such a high price for the acquisition?

And then, secondly, you mentioned as part of your strategy that you're exiting some markets. What markets are these? How material are these markets? Are there any other financials that we should be aware of that could influence the group financials overall?

Ralph Hamers

Sure. Thank you so. So, on Wealthfront, again.

I'm not sure I said I leave them alone. We keep it as a stand-alone entity as long as they’re a scale-up. What makes them so unique is a couple of things. First, they're really driven by the same culture, the same value, and they have a true engineering culture. Their technology is proprietary. It is open. We can connect it. We can reuse it in parts. It will accelerate our own engineering culture as well. It's good to have that.

The second thing is, you know, Wealthfront is not a robo-advisor. I know people talk about it that way, but it is – it's a digital wealth management offering. It also offers banking services. It also offers investment services, of course, and it has two unique capabilities here. One is the tax-loss harvesting technology that they have and models that they have, as well as the direct indexing capabilities they have as well. So, there is capabilities they have there that are sought-after and that we like as well.

And then, we will want them to grow and the synergies that we see, even if it is a stand-alone entity, are truly in what I was just indicating, which is that, you know, they have banking services. And part of that can come to us. We have 2 million Workplace Wealth clients that at this moment, we don't have a real good offering for. But then, we will have. So, we will actually make – see synergies there as well for them to grow on the back of the clients that we refer.

We will later on be able to introduce other UBS products to their clientele as well, like mortgages. And then, and that was in a later stage. We can also look at how they do custody, clearing, etc.. But that would be at a later stage right there. And then the synergies would be more on the operating – on the operational side, but that would be later. But – so, there is a lot of reasons why we think that what we paid for it is certainly worth the money.

Kirt Gardner

And maybe I could just add just from a pure financial standpoint. Firstly, when we complete the acquisition, we expect that we indicate this to have about a negative 40-basis-point drag overall on our capital. We expect it to be marginally EPS accretive. We do not expect to be – to be dilutive overall to our returns. When we look at the total enterprise value, we expect to create including some of the synergies that Ralph mentioned we do expect it over time to be accretive to our returns. So, we're very comfortable with the acquisition overall from a financial standpoint, and as Ralph has mentioned several times, we're actually delighted with the acquisition from a strategy perspective.

Now, maybe I can just comment on the market exits. I think you've already seen we exited, we sold, we sold our wealth management business first in Austria. We've announced Spain. We'll close that this year. We've also announced our SFA business. And in general, we look at businesses where and I think Ralph has clearly articulated this from a strategic standpoint that we just cannot achieve the right level of sustainable advantage and returns.

And in general, when we exit, it's overall accretive to our cost structure and efficiency. We are and we're in the process of exiting other markets. I'll give you an example. I think you saw in the press that we exited, the IB, exited Mexico. So, it was an onshore Mexican business. Again, we just couldn't see the competitive advantage. We're going to continue to serve our clients offshore, our Mexican clients. So, we're not abandoning our clients. They're still part of our ecosystem, but it just made sense for us to exit the onshore part of that business.

Sarah Mackey

Great. Thank you. Thank you, Andrew.  And so, we're going to now move on to the line of Nicolas Payen from Kepler.  Good morning. Please do go ahead.

Nicolas Payen, Kepler Cheuvreux

Good morning.

Good morning. Yeah. Thanks for taking my questions. I have two, please. The first one, sorry to come on the Wealthfront again, but just in terms of acquisition cost. Because you just said that you're not managing it for the P&L at least immediately and I wanted to know what has been for acquisition cost, do you see higher acquisition cost, especially in the US. And what does that mean in term of competitive landscape there? What are your edge versus competition there?

And the second question, you just disclosed something very useful, I think, which is your change the bank versus run the bank IT spending breakdown. And I wanted to know, what do you expect in terms of allocation going forward between those two items? Thank you.

Ralph Hamers

I'll start with the second one first. I think this is a little bit where it will be in terms of allocation. So clearly you have two strategic buckets, and you have the bucket as to what we call a license to operate. And we come from a period here at UBS where we needed to invest a lot around, you know, making sure that we were compliant with new laws, new expectations, regulatory requirements, etc. We ran quite some programs to ensure that we would always be in compliance, in compliance with some of those, well with all of those. But it did ask for heavy IT investments and most of these programs have been brought to a very good end and are closed. And that gave us the opportunity to increase, within the total, the percentage of strategic spend, as we call it.

But within strategic expense, we have moved on from everybody to determine what is strategic expense within their own domain and their own business unit and their own group function to now basically, the top, basically, the executive team, the deciding, okay, no, no, no. We collectively decide on what is strategic and not the business decision.

So, basically, with that, we have crowded out some less strategic projects that were maybe seen by the division itself as strategic but, on a high level, would be seen as marginally strategic as one or for which we could actually accelerate some of the other projects that are just more remunerative or more important to us in other divisions. And that is a process that we went through in terms of, first, qualifying all the projects then taking budget away from some of them and reallocating to others and accelerating other projects with that.

And we now have a quarterly review of all of our projects in the executive team, so it's not delegated to the business divisions and the group function anymore. Now, we do this really at the highest level. Now, as a bank, just to be sure and manage expectations, we will always have license to operate costs which basically means if new regulations come in, we have to make sure that our systems can deal with whatever data requests, whatever requirements we need, for example, in KYC, AML, whatever it needs to come. From a LIBOR transition, we need to see some changes for that as well.

So, market changes, regulatory changes, law changes always have an impact on your technology spend. Then, you also have to maintain your technology. You have to make sure that you don't run out that out of the economic lifetime of your technology. So, you have to make sure that you upgrade your technology, or you decommission your technology, which is often taken away in the budget because decommissioning generally is costing you but doesn't save you directly. It saves by decreasing the complexity of your technology in the future. But from a short-term perspective, it's the easiest one to cut but we should not because we should – you should always want to have a state-of-the-art technology environment. And therefore, you will have to invest also in your license to operate if it comes to the state-of-the-artness of your technology. So, that is what we see as part of license to operate and the strategic component is more on the businesses.

That was your second question. Your first question was on Wealthfront.

So, if you look at how most of these digital unit, businesses are positioned in the market. Let me put it that way.  They each have their own value proposition. So, they each have their proposition if it comes to which clientele, which sort of clientele they’re after, which kind of clients with what kind of needs they want to service. And therefore, there's – the market is so big that there is quite a lot of room to work on that.

Now, Wealthfront is certainly an offer for the young professional. It's an offer for the engineering-like types as well. And what we, and they are successful in that, and some others could be focusing on others.

What we want to build out to is the segment that we call the "reactives" which are, or the passives or the “reactives”, – which are actually clients of ours, or potential clients out there in the market, that do have actually investment advice needs but they don't want to have 100% coverage by a financial advisor. However, they also don't feel secure enough to just run it through a digital offer only. And it's that combination of the digital offer and the remote advice that we're so good at, that can actually tackle that segment. So, will it increase the cost of acquisition? Not per se, but just going after a different segment. And so, that's where I would want to leave it. And the cost of acquisition is different per segment in the market. Okay?

Sarah Mackey

Great. Thank you, Nicolas. So, now we're moving to our next caller, who is Amit Goel from Barclays. Good morning. We can see you. Please do go ahead.

Amit Goel, Barclays

Great. Thank you. And thanks for taking my questions. So, two questions. And the first one, again, just following on, on the Wealthfront acquisition. And but just trying to understand or just thinking about how you see the longer-term outlook for margins in the US. So, you know, I appreciate these are different customer segments that Wealthfront customers will have more access to UBS product, and it looks like they charge about 25 basis points. So again, just wondering how you're thinking about that, longer term?

And the second question, slightly different, related to the RWA trajectory. I'm just curious if you can go into a bit more detail into the 40 billion business growth, how you see that in terms of, you know, lending, structured product, IB-related, and so forth in terms of what you're looking to utilize that 40 billion? Thank you.

Ralph Hamers

Okay. Amit, I'll take the first one, and Kirt takes the second one. So, on Wealthfront again, so on the margins. So, the current offering that Wealthfront has, has a 25-basis-point fee, but there are, as I said, there are not just an investment engine or robo-advice. They are broadening their services to become more and more like an overall bank. So, also the cash of the clients is with them. So, they have cash under management. They have assets under management as well, and the cash makes money as well. So, they get income from that as well. And that is only for – that is for the digital-only service that gives 25 basis points and then they make, on ancillary services, they make more money as well.

Now, clearly, if you are going to go in with an additional proposition, the one that, for example, would give you access to remote advice, you will charge different, different fees. So, it's not like this is the pricing of Wealthfront and therefore, if you have an additional proposition, we keep to that. No, no, for the clients that want the current service and the current experience and the current choice. This is what it is. This is what Wealthfront manages really, really, really well.

But if you give further value-added services, we can also price up a bit. And I do think that the market is very well aware that that also needs to be done in those cases. And you can just go through the comparison with all the other players and then you get an idea as to what would be a normal margin in the market. Kirt?

Kirt Gardner

And maybe just to give you a bit of a profile of the 40 billion. I think, firstly, the majority of that is going to continue to be allocated to lending.  I think you saw, of course, this year, as I highlighted, we generated 28 billion in new loans across Wealth Management and P&C. That focus is going to continue. In addition to that, we highlighted the fact that we're looking to really scale and grow further the global family and institutional client segment. There, they do require more sophisticated loans. They have slightly higher risk density. And we do plan on seeing growth and allocation of RWA to that segment overall, which is a Wealth Management segment. But then in addition to that, they do require investment banking capabilities, including structured overall derivatives, and they also require prime brokerage services. So, there will be some IB-related overall RWA to serve and support that segment.

And then overall, as we've indicated several times, we're still looking to keep the same guidance that we have in terms of our overall CET1 ratio, leverage ratio, and also the use of capital by the IB.

Amit Goel, Barclays

Got it. Thank you. Try if I just follow up on just one point on the margins. Just to understand, because I think also the point you made earlier was that there is a customer acquisition cost. So, I'm just trying to put it into that context. So, your ability to scale up the pricing relative to trying to grow that customer base, how you think about that tradeoff?

Ralph Hamers

Again, it has to do with what you provide to your customers. And customers, as you say, are willing to pay up if they regard it as a better service. And for us then, the – clearly, the pool of customers we already have to offer Wealthfront services to we don't have to acquire anymore. We just have to generate the leads towards Wealthfront and make sure that our customers are happy with what Wealthfront does for them. So, that would be a pretty low cost of acquisition for – from a Wealthfront perspective, let me put that way.

On new customers to be acquired outside of that scheme is a market theme, which is the cost of marketing through social media, etc., etc., etc., which, yeah, depending on how fast you want to grow you have to you have to kind of increase. And you have to do it the way – that's the way we approach it and Wealthfront approaches as well. In the end, you have to look at your customer lifetime value and you see that the customers of Wealthfront have a very long lifetime and therefore their lifetime value is actually very high. And then you can afford also to do more all the customer acquisition costs if you get the same profile. So, that pretty long tenured clients there, they're have a very loyal client base, and every new client seems to have the same profile there.

Sarah Mackey

Great. Thanks, Amit. So, I think with that, we'll move on to our next caller who is Andrew Coombs from Citigroup. Hi, Andrew. Please do go ahead.

Andrew Coombs, Citigroup

Hi. Good morning. Thanks for taking my questions. Two from me, please. One on the costs and one on the M&A strategy. Some costs, if I look at the slide 30, you've been very explicit on your 2022 guidance on costs excluding compensation or should I say variable compensation and litigation. If I did look at the compensation component it’s clearly been a key topic coming out of US bank reporting, for example. If I look at your variable and FA compensation costs, they're up 700 million. If you adjust for the 2020 one-off relating to the deferred award acceleration, I think they're up just over 1 billion, and that compares to 3.2 billion in revenue growth, so you are looking at a marginal cost-to-income 35% there. Do you think that's a good proxy going forward to model those compensation costs? So that would be my first question.

Second question, just on the M&A strategy. Wealthfront is an interesting acquisition, in part because you've talked about organic being a default strategy, the way you can build scale, you've talked about bolt-on M&A. And clearly in the US, you've launched Advice Advantage. I assume that will now be rolled into Wealthfront in some capacity. If I try and think of a, not exactly the same, but similar prospect that you have outside of the US, it would be My Way. You talked about that now having 7 billion of assets, but would that be an obvious area for you to consider bolt-on M&A to accelerate that strategy? Thank you.

Ralph Hamers

Yeah. So, let's go back to – so, you have, you have completely digital wealth managers like Wealthfront, and then, you have – and we have one of those as well, which is UBS Advice Advantage as you were referring to, which plays in a higher wealth segment, actually. It's a nice digital wealth management in the US, but it plays in a higher segment. But again, is digital-only.

My Way is a way to digitalize the mandate business. So, it is one in which you get a completely different client experience where the client feels that he or she is much closer to allocating portfolios to sectors, regions, different asset categories, and then leave it to UBS to manage within the boundaries that you set from My Way. And it helps the engagement of our customers. But in the end, these customers would still want to have their personal adviser side-by-side to make sure that they are doing the right thing. And therefore, it caters also for a higher wealth segment. But it is a digital approach to improve our client experience, and thereafter it's also a digital approach operating that platform. And therefore, it is a much more efficient way to do so.

So, these are two different propositions basically. It is – one is how to digitalize the world of the financial adviser to make the financial adviser much more close to the client, have a good way to discuss with the client, but then have a digital support so that the financial adviser or the client adviser does not have to go into paperwork and a lot of documentation, etc., etc., etc., but he can really go to the next client. So, better customer experience, seamless execution, and productivity increase. So, that -- My Way, I would see much more as a digital improvement in what we call the personal adviser segment and a UBS [Advice] Advantage and Wealthfront much more into digital – digitally customized segments. And that's how you can compare them.

Clearly, we are trying more and more of this. As I also related to in my presentation, we've also launched in Asia an app called Circle One. And Circle One is actually the whole of UBS in an app where you could kind of subscribe. Well, you don't even have to subscribe, you download it and there's content coming to you. And through the content, we know your preferences. Through the content, you also see who else is on the app that you could actually start discussing with in order to deepen the content. Once you are so into the content that you would actually want to transact on the back of a sector or theme or whatsoever, if you're a UBS client, you can actually get into UBS and the UBS world and transact. If you're not, you would have to become a new client. So, it's both creating of an open ecosystem for non-clients. But clearly, it is also an ecosystem that generates new clients for us as well.

So, there is different experiments, let me put it that way, or different approaches in order to see how we can digitalize the world of wealth.

Kirt Gardner

So, maybe I'll take your compensation question and first, I didn't completely follow your math. So, we can follow up on that. However, we're very consistent in terms of how we accrue compensation, variable compensation for FAs, you know, really that can almost be looked at as the FAs total compensation because, of course, it's their higher payout, but salaries are quite de minimis. That overall payout depends on the grids. The grids are pretty public. It also depends on mix, which is aligned with the grids. So, the more lending we do, more NII, the actual overall less payout. And therefore, the percentage of payout to revenue, the marginal payout, is lower.

Now, in terms of how we accrue for all the other business divisions, obviously with the IB being the largest in terms of the total accrual that we have for variable compensation, it consistently is based on what we call S-curves. And we also accrue after, so we accrue against economic profit. So, we always look at the equity allocation to the various different types of revenue and also the cost to generate that revenue before we take any accrual for variable compensation. And that approach is not going to change going forward.

Sarah Mackey

Great. Thank you very much. Thanks, Andrew.  So, we're going to move on to our next caller who is Anke Reingen from RBC. Good morning. Thanks for bearing with us. You have the floor. Thank you.

Anke Reingen, RBC

Yeah. Thank you very much for taking my question. I have two remaining ones. First is on like what steps are you taking or initiatives to change the mindset and like incentivize s staff. You talk a lot about agile structure, cooperation. And, I mean, you mentioned you have quarterly reviews of the investment budget, but what other sort of like levers for you to support a more agile and operation, as well as more – larger cooperation?

The second is on your ESG and sustainability initiatives. I mean, clearly, a lot of banks are talking about it. But is that like a net – I mean, a net positive for you? You gave us a number of 400 billion of invested assets and compare this to the 250 billion. I mean, probably not all of this is a net positive. But do you think, net-net, you are one of the winners and the net positive sense, given your business mix? And where do you think you are on your journey? Is the 250 billion versus the 400 billion a good indication? Thank you.

Ralph Hamers

Yes. So, I'll start with the last one and with the first one.

So, on ESG, you're talking about the sustainability and impact in investment category where we have grown to 251 billion this year out of which 172 billion is within the asset manager. And we actually see inflows coming across, literally across, new clients coming in specifically for his offering, existing clients moving part of their mandates, part of their business into that offering.

So, I would certainly see, given our reputation and given the effort we put and being the leader, being the thought leader on the ESG side as well. And that's why we centralize all of our ESG activities outside of the business divisions, because I want to get us consistent across everything we do and that will further increase our reputation and attract new money. So in that growth is absolutely new money and we see ourselves as a relative winner for the moment. But with all the plans we have, for sure, we will continue to be at the forefront there as a thought leader not only for us as a company but also in terms of the products that we deliver and making sure that we continue to cater for more specific needs.

Because this can be as general as okay, I want to have a portfolio with high ESG rated companies. It could also be I want to invest in water purification technology only or in whatever new technology there is that can help the climate, for example. So, we certainly see ourselves there as a relative winner. It is – it's one of our strengths in the asset management business. It is certainly also one of our strengths now if it comes to, if it comes to our CIO strategies. Basically, we have since September 2020 already indicated that sustainable investments are the preferred category. So, where we would advise clients to go into, are into investment categories that are more sustainable and on and on. So, you see that trend really in our business, you see it in our advice, and you see it in our products. And therefore, I do expect us to be a relative winner also going forward. That's one.

The second question, which was your first question, is on agile and how do you go – kind of, get everybody to be motivated to go agile? It's a combination of many things. So, there was a couple of characteristics in agile that you need to get right. And the first one is, you need to make sure that people see collaboration as an important element, and that teamwork is an important element rather than individual contribution as an important element.

So, for example, we changed two things here, and we started at the top. Already in the beginning of last year, we changed our culture components that we actually can actually detect in the behavior of people. And for example, the first one is, "I take accountability with integrity." And the second one is, is around collaboration. And a third one is around innovation. And those are behavioral components that we basically launched as part of the Three Keys program that has been very successful over the last 10 years, and we tweaked some of those on the cultural and behavioral side. And these are part of people's appraisal. And therefore, they're also part of people's remuneration. And collaboration is a very important one. It's one of the three – one of the three components, an individual accountability, which basically means I take action when I see something needs to be done. It's also a very important component of the behaviors, and they're part of your base, and with that part of your remuneration. That's one element and that goes through the whole organization whether you're already working at or not.

The second one is that at the top level, as I was just alluding to, we basically do everything now as a team and therefore, the financial KPIs for all of our executive team are the same. So, nobody has financial KPIs for their specific division or area. We, as an executive team, have one standard KPI set if it comes to financial performance, and it's also showing to the organization that we want to manage this as a team. It's about UBS. It's about bringing the whole of UBS to the market, to our clients, and it is about teamwork there as well.

Now, those are two, call it, high level things that really help when you start to introduce Agile deeper into the organization where basically you create the self-steering teams. We call them pods, multi-functional teams that have to collaborate together that basically are empowered to deliver every two weeks as to what they need to deliver that they already have, that they're already surrounded by some of these key behavioral components that we subscribed to – that we have launched, as well as incentive components linked to that is right there already. So, these are preconditions before you even start to talk about Agile, I would say.

Sarah Mackey

Great. Thank you. Thank you, Anke.  And then we're just going to our final caller who is Piers Brown from HSBC.  We can see you, Piers.  So, please do go ahead.

Piers Brown, HSBC

Yeah. Good morning, everybody, and thanks for taking a couple of final questions. Just on the – coming back to the Wealth Americas business. I guess if we go back a few years, we used to have the pre-tax margin target of 25%. And I guess, if we think more recently, we've seen some of your peers on that market pushing the bar a bit higher and looking for margins above 30%. Given the configuration of the business currently, where I think you are still sub-20% on pre-tax margin, is that the realistic range to think about over the medium term?

The second question is on the interest income sensitivity guidance you've given on slide 32 for the current forward curve, the 800 million of NII upside. I don't know if you can give any figures beyond full-year 2022. Does that figure grow? Is it an accumulation of gains on the current forward curve once you start thinking about reinvestment further on beyond full-year 2022? Thanks very much.

Kirt Gardner

Yeah. So, on your first question, if you look at the performance of Wealth Management Americas, you've actually seen a very positive trajectory overall in our efficiency ratio, as you would expect. We have come down from 87%. This year full year, we were a bit above 80%. We actually had our first quarter below 80% in the third quarter. And so, the trajectory is moving in the right direction. And we expect that that's going to continue. And it's also helped by, of course, our lending given the fact that the payout ratios are in lending, and that's something I just addressed, and that's very, very accretive to our margin. So, as we increase the banking product volumes, and actually catch up, where we have a bit of a gap versus competitors, we should continue to see positive trajectory overall in our efficiency ratio in the US.

Also, very importantly, I would note that we've doubled the PBT from the business. So, we've gone from 1 billion, we're now over – we hit just over 2 billion this year and we've done that over the last five years and we're on a run rate above 1 billion overall [edit: 2 billion].

Now, in terms of the interest income guidance, you know, frankly, I find it almost meaningless to give you multiple year guidance on interest income. Yes, we can model it. But the fact is, there's so many developments that are going to take place in terms of our overall banking book, our asset, our liability structure. And we know that interest rates are going to move and forward curves are going to move. So, I mean, I find it more useful to give you the one-year guidance, which is something that we're reasonably comfortable providing. But then to extrapolate that into 2023 and 2024, I frankly don't feel it's very useful.

Piers Brown, HSBC

Great. Thank you.

Sarah Mackey

Thank you, Piers. And that ends all our questions for today. So, just handing back to Ralph for a few final words.

Ralph Hamers

Okay. Thank you, Sarah. Yeah. By the way, I thought it was very good to see you all on screen, because for the last five quarters at least that I've been here, we've only been on dial, on telephone. And it's so much better to see you actually and to engage with you. And although the screen is there and my camera is here, that's kind of sometimes confuses us as well, but it was so much better to see you on screen. So, thanks for making that possible on your end as well. It just gets us to a much more lively conversation; at least that's the way it felt on this side of the screens, I guess.

So as Sarah said, we're closing the session. We're happy that we had another strong quarter too and an absolutely record year. And that demonstrates the value that we add to our clients. I hope that our plans, the way we laid them out today and summarized all of them and we have given them piecemeal to you, that they're clear to you. And for us, we see that this is just the beginning. There is much more to come for our clients, for our shareholders.

And so, for now, I'd like to thank you for watching. And I really look forward to seeing you soon. Thank you. Bye.

Cautionary Statement Regarding Forward-Looking Statements | This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. 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Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  February 2, 2022